                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               IKOS SYSTEMS, INC.
               (Exact name of registrant as specified in charter)


Delaware                                                              77-0100318
(State of incorporation                                            (IRS Employer
or organization)                                             Identification No.)

19050 Pruneridge Avenue, Cupertino, California                             95014
  (Address of principal executive offices)                            (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
     Title of each class                        on which each class is
     to be so registered                          to be registered

           None                                         None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
                               (Title of Class)

                          AMENDMENT NO. 1 TO FORM 8-A

     The undersigned registrant hereby amends the following items, exhibits or other portions of its Application for Registration on Form 8-A filed February 10, 1992 for its Series G Preferred Stock Purchase Rights as follows:

Item 1.   Description of Registrant's Securities to be Registered.
-------   -------------------------------------------------------

     Pursuant to a Rights Agreement dated January 27, 1992 (the "Original Rights Agreement") between IKOS Systems, Inc. (the "Company") and Manufacturers Hanover Trust Company, as Rights Agent, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of Common Stock, $0.01 par value ("Common Stock"), of the Company as of February 10, 1992 to stockholders of record as of the close of business on that date. Effective January 22, 1999, the Board of Directors of the Company approved certain changes to the Original Rights Agreement pursuant to an Amended and Restated Rights Agreement dated January 22, 1999 (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent"). The Original Rights Agreement was amended to
(i) change certain triggering percentages from twenty percent (20%) to fifteen percent (15%), (ii) increase the exercise price from $10.00 to $30.00, (iii) eliminate permitted offers and certain types of redemptions, (iv) add an inadvertant person exemption, (v) extend the term of the Original Rights Agreement from 2002 to 2009 and (vi) make certain additional technical amendments. Each Right entitles the registered holder to purchase from the Company one-hundredth of a share of the Company's Series G Preferred Stock ("Preferred Stock") at a price of $30.00 per one-hundredth of a share (the "Purchase Price"). The principal terms of the Rights Agreement are summarized below and are qualified in their entirety by reference to the Rights Agreement attached hereto as Exhibit 1.

     Until the earlier to occur of (i) the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company ("Exempt Person"), has acquired, or obtained the right to acquire, beneficial ownership of securities of the Company representing fifteen percent (15%) or more of the outstanding Common Stock of the Company (other than solely as a result of a reduction in the outstanding shares of the Common Stock of the Company) or such earlier date as a majority of the Board of Directors shall become aware of such acquisition of the Common Stock (the "Stock Acquisition Date") or (ii) the tenth business day (subject to extension by the Board prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, by any person or group, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person), the consummation of which would result in the beneficial ownership of fifteen percent (15%) or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of February 10, 1992, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after February 10, 1992, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates, with or without the aforesaid legend or a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such Rights Certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier to occur of (i) ten (10) years after the date of issuance (January 22, 2009) or (ii) the redemption or exchange by the Company as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $25.00 or (b) 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $1,000.00 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 100 times the aggregate payment to be distributed per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Unless the Rights are earlier redeemed, if, following the occurrence of a Flip In Event (as defined below), the Company were to be acquired in a merger or other business combination transaction (in which any shares of the Company's Common Stock are converted into or exchanged for other securities or assets) (other than a merger or other business combination in which the voting power represented by the Company's securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction) or fifty percent (50%) or more of the assets or earnings power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the "Schedule 13 Events"), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or Affiliates or Associates thereof) will from and after such date have the right to purchase, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price (as defined in the Rights Agreement) of such common stock.

     In the event (i) any Person (other than an Exempt Person) becomes the beneficial owner of fifteen percent (15%) or more of the then outstanding shares of Common Stock, or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) merges, consolidates or otherwise combines with the Company or any of its subsidiaries or in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger, consolidation or combination, (2) transfers, in one or more transactions, any assets to the Company or any of its subsidiaries in exchange for securities of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers, acquires or otherwise acquires or disposes, to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in an arm's length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company's (or its subsidiary's) past practice, (5) receives the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license or other transfer of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how (or any other intellectual or industrial property rights recognized under any country's intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, or (iii) while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than one percent (1%) the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person (such events are collectively referred to herein as the "Flip In Events"), then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to purchase, upon payment of the then current Purchase Price, such number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price divided by one-half the Current Market Price (as defined in the Rights Agreement) of the Common Stock. Rights are not exercisable following the occurrence of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. The holder of any Rights that are or were at any time, on or after the earlier of the Stock Acquisition Date or the Distribution Date, beneficially owned by an Acquiring Person or any Associate or Affiliate thereof or certain transferees, which is or was involved in or which caused or facilitated, directly or indirectly, the event or transaction or transactions described in this paragraph, shall be null and void and no longer be transferable.

     No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

     The Rights are redeemable in whole, but not in part, at a price of $.001 per Right by the vote of the Company's Board of Directors at any time prior to the earlier of (i) the first occurrence of a Flip In Event or (ii) the Close of Business (as defined in the Rights Agreement) on the Expiration Date. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

     If a Flip In Event occurs, and prior to the acquisition by an Acquiring Person or group of fifty percent (50%) or more of the outstanding shares of the Company's Common Stock, the Board of Directors of the Company may exchange all or any portion of the outstanding and exercisable Rights (other than Rights held by any Acquiring Person which have become void) for shares of Common Stock on a pro rata basis at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred stock having the equivalent rights, preferences and privileges) per Right (subject to adjustment to reflect any stock split, stock dividend or similar transaction). Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of Common Stock pursuant to the exchange. In the event there are insufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company shall take all actions necessary to authorize additional shares.

     Until the Rights become nonredeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner without the approval of any holders of the Rights. After the Rights become nonredeemable, the Company may, without the approval of any holders of Rights Certificates, amend the Rights Agreement to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions,
(iii) shorten or lengthen any time period under the Rights Agreement, or (iv) change or supplement the provisions of the Rights Agreement in any manner which the Company may deem necessary or desirable; provided that no such supplement or amendment shall adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an Affiliate or an Associate of an Acquiring Person) and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become freely amendable other than in accordance with this sentence.

     Until a Right is exercised, the holder, as such, will have no right as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

     The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement (including Exhibit A, the Certificate of Designation, Exhibit B, the form of Rights Certificate, and Exhibit C, the Summary of Terms), which is attached hereto as Exhibit 1.

Item 2.   Exhibits
-------   --------

     1. Amended and Restated Rights Agreement dated January 22, 1999 between IKOS Systems, Inc. and BankBoston, N.A., as Rights Agent, including the Certificate of Designation, the form of Rights Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively.

     2.   Certificate of Incorporation of Registrant(1).

     3.   Certificate of Amendment of Certificate of Incorporation of
          Registrant(2).

     4.   Certificate of Amendment of Certificate of Incorporation of
          Registrant(3).

     5.   Certificate of Amendment of Certificate of Incorporation of
          Registrant(4).

     6.   Bylaws of Registrant(5).

     7.   Certificate of Amendment to the Bylaws of Registrant.

     8.   Press Release dated January 25, 1999.

------------------

     (1) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 effective July 25, 1990.

     (2) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-2 effective October 12, 1995.

     (3) Incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-2 effective October 12, 1995.

     (4) Incorporated herein by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997.

     (5) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 effective July 25, 1990.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                IKOS SYSTEMS, INC.
                                (Registrant)



                                By:     /s/ JOSEPH W. ROCKOM
                                    -----------------------------------
                                Name:   Joseph W. Rockom
                                Title:  Chief Financial Officer


Dated:  January 31, 1999

                               INDEX TO EXHIBITS


Exhibit No.
-----------

     1. Amended and Restated Rights Agreement dated January 22, 1999 between IKOS Systems, Inc. and BankBoston, N.A., as Rights Agent, including the Certificate of Designation, the form of Rights Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively.

     2.     Certificate of Incorporation of Registrant(1).

     3.     Certificate of Amendment of Certificate of Incorporation of
            Registrant(2).

     4.     Certificate of Amendment of Certificate of Incorporation of
            Registrant(3).

     5.     Certificate of Amendment of Certificate of Incorporation of
            Registrant(4).

     6.     Bylaws of Registrant(5).

     7.     Certificate of Amendment to the Bylaws of Registrant.

     8.     Press Release dated January 25, 1999.

--------------------

     (1) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 effective July 25, 1990.

     (2) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-2 effective October 12, 1995.

     (3) Incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-2 effective October 12, 1995.

     (4) Incorporated herein by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997.

     (5) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 effective July 25, 1990.